FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2020

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 22 July 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 22 July 2020
Notice of Separate Adjourned Meetings

Exhibit 99

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF NOTEHOLDERS. IF NOTEHOLDERS ARE IN ANY DOUBT AS TO THE ACTION THEY SHOULD TAKE, THEY SHOULD SEEK THEIR OWN FINANCIAL AND LEGAL ADVICE, INCLUDING IN RESPECT OF ANY TAX CONSEQUENCES, IMMEDIATELY FROM THEIR BROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL, TAX OR LEGAL ADVISER.

UNILEVER N.V.

(incorporated with limited liability in The Netherlands and having its corporate seat in Rotterdam, The Netherlands)

(the "Issuer")

NOTICE OF SEPARATE ADJOURNED MEETINGS

of the holders of the following Notes:

Issuer	Guarantor	ISIN	Description	Principal amount outstanding[1]	Applicable Trust Deed	Applicable Time[2]
DIP Notes
NV	PLC, UNUS	XS1566100977	€600,000,000 0.375 per cent. Notes due February 2023	€600,000,000	2016 Trust Deed	9:30 a.m.
NV	PLC, UNUS	XS1769090728	€500,000,000 0.500 per cent. Notes due August 2023	€500,000,000	2016 Trust Deed	9:35 a.m.
NV	PLC, UNUS	XS1403014936	€500,000,000 0.500 per cent. Notes due April 2024	€500,000,000	2016 Trust Deed	9:40 a.m.
NV	PLC, UNUS	XS1654192191	€650,000,000 0.875 per cent. Notes due July 2025	€650,000,000	2016 Trust Deed	9:45 a.m.
NV	PLC, UNUS	XS1769090991	€700,000,000 1.125 per cent. Notes due February 2027	€700,000,000	2016 Trust Deed	9:50 a.m.
Standalone Notes
NV	PLC, UNUS	XS1873208950	€650,000,000 0.500 per cent. Bonds due January 2025	€650,000,000	2025 Bonds Trust Deed	9:55 a.m.

(each a "Series" and together the "Notes").

NOTICE IS HEREBY GIVEN that, pursuant to the provisions of, in the case of the DIP Notes, The Eighth Schedule or, in the case of the Standalone Notes, Schedule 3, in each case of the Applicable Trust Deed in respect of each Series (as set out in the table above), separate adjourned meetings (each an "Adjourned Meeting" and together the "Adjourned Meetings") of the holders of each Series (the "Noteholders") convened by Unilever N.V. ("NV") as Issuer will be held via videoconference on 11 August 2020 at the Applicable Time in respect of each Series (as set out in the table above) for the purpose of considering and, if thought fit, passing the applicable resolution set out below, which will be proposed as an Extraordinary Resolution at the relevant Adjourned Meeting in accordance with the provisions for the meetings of Noteholders set out, in the case of the DIP Notes, in The Eighth Schedule or, in the case of the Standalone Notes, in Schedule 3, in each case of the Applicable Trust Deed. The original Meetings in respect of each Series of Notes listed in the table above convened by NV were adjourned for want of quorum and NV has convened the Adjourned Meetings for the purpose of considering and, if thought fit, passing the applicable resolution set out below.

Unless the context otherwise requires, capitalised terms used but not defined in this Notice of Adjourned Meetings shall have the meaning given in the Applicable Trust Deed, the terms and conditions of the Notes of the relevant Series (the "Conditions"), the notice dated 26 June 2020 convening the meetings of Noteholders held on 22 July 2020 (the "Notice of Original Meetings") or the relevant Extraordinary Resolution, as applicable.

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €600,000,000 0.375 PER CENT. NOTES DUE FEBRUARY 2023

"THAT this Meeting of the holders (together, the "Noteholders") of the presently outstanding €600,000,000 0.375 per cent. Notes due February 2023 (the "Notes") of Unilever N.V. (the "Issuer", which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the "Guarantors"), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the "Trust Deed") and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the "Trustee"):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as "issuer" of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the "Issuer Substitution"), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 10 February 2017 (the "Conditions") and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule I of the Notice of Original Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule I of the Notice of Original Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Original Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

"Common Draft Terms of Merger" means the common draft terms of merger made by the boards of the Issuer and PLC;

"Consent Solicitation" means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

"Consent Solicitation Memorandum" means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

"Cross-Border Merger" means the cross-border merger between PLC and the Issuer carried out as a "merger by absorption" for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

"Default" has the meaning given to such term in the Conditions;

"New Bond Sub" means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

"Notice of Adjourned Meetings" means the notice dated 22 July 2020 convening this meeting of the Noteholders;

"Notice of Original Meetings" means the notice dated 26 June 2020 convening the meeting of the Noteholders held on 22 July 2020;

"NV Demerger" means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

"NV Demerger Effective Date" means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

"PLC" means Unilever PLC;

"Shareholder Resolutions" means the resolutions of the Issuer's shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

"Unification" means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

"Unilever Group" means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts)."

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €500,000,000 0.500 PER CENT. NOTES DUE AUGUST 2023

"THAT this Meeting of the holders (together, the "Noteholders") of the presently outstanding €500,000,000 0.500 per cent. Notes due August 2023 (the "Notes") of Unilever N.V. (the "Issuer", which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the "Guarantors"), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the "Trust Deed") and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the "Trustee"):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as "issuer" of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the "Issuer Substitution"), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 8 February 2018 (the "Conditions") and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule I of the Notice of Original Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule I of the Notice of Original Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Original Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

"Common Draft Terms of Merger" means the common draft terms of merger made by the boards of the Issuer and PLC;

"Consent Solicitation" means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

"Consent Solicitation Memorandum" means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

"Cross-Border Merger" means the cross-border merger between PLC and the Issuer carried out as a "merger by absorption" for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

"Default" has the meaning given to such term in the Conditions;

"New Bond Sub" means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

"Notice of Adjourned Meetings" means the notice dated 22 July 2020 convening this meeting of the Noteholders;

"Notice of Original Meetings" means the notice dated 26 June 2020 convening the meeting of the Noteholders held on 22 July 2020;

"NV Demerger" means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

"NV Demerger Effective Date" means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

"PLC" means Unilever PLC;

"Shareholder Resolutions" means the resolutions of the Issuer's shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

"Unification" means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

"Unilever Group" means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts)."

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €500,000,000 0.500 PER CENT. NOTES DUE APRIL 2024

"THAT this Meeting of the holders (together, the "Noteholders") of the presently outstanding €500,000,000 0.500 per cent. Notes due April 2024 (the "Notes") of Unilever N.V. (the "Issuer", which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the "Guarantors"), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the "Trust Deed") and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the "Trustee"):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as "issuer" of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the "Issuer Substitution"), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 27 April 2016 (the "Conditions") and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule I of the Notice of Original Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule I of the Notice of Original Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Original Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

"Common Draft Terms of Merger" means the common draft terms of merger made by the boards of the Issuer and PLC;

"Consent Solicitation" means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

"Consent Solicitation Memorandum" means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

"Cross-Border Merger" means the cross-border merger between PLC and the Issuer carried out as a "merger by absorption" for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

"Default" has the meaning given to such term in the Conditions;

"New Bond Sub" means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

"Notice of Adjourned Meetings" means the notice dated 22 July 2020 convening this meeting of the Noteholders;

"Notice of Original Meetings" means the notice dated 26 June 2020 convening the meeting of the Noteholders held on 22 July 2020;

"NV Demerger" means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

"NV Demerger Effective Date" means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

"PLC" means Unilever PLC;

"Shareholder Resolutions" means the resolutions of the Issuer's shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

"Unification" means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

"Unilever Group" means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts)."

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €650,000,000 0.875 PER CENT. NOTES DUE JULY 2025

"THAT this Meeting of the holders (together, the "Noteholders") of the presently outstanding €650,000,000 0.875 per cent. Notes due July 2025 (the "Notes") of Unilever N.V. (the "Issuer", which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the "Guarantors"), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the "Trust Deed") and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the "Trustee"):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as "issuer" of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the "Issuer Substitution"), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 27 July 2017 (the "Conditions") and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule I of the Notice of Original Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule I of the Notice of Original Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Original Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

"Common Draft Terms of Merger" means the common draft terms of merger made by the boards of the Issuer and PLC;

"Consent Solicitation" means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

"Consent Solicitation Memorandum" means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

"Cross-Border Merger" means the cross-border merger between PLC and the Issuer carried out as a "merger by absorption" for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

"Default" has the meaning given to such term in the Conditions;

"New Bond Sub" means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

"Notice of Adjourned Meetings" means the notice dated 22 July 2020 convening this meeting of the Noteholders;

"Notice of Original Meetings" means the notice dated 26 June 2020 convening the meeting of the Noteholders held on 22 July 2020;

"NV Demerger" means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

"NV Demerger Effective Date" means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

"PLC" means Unilever PLC;

"Shareholder Resolutions" means the resolutions of the Issuer's shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

"Unification" means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

"Unilever Group" means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts)."

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €700,000,000 1.125 PER CENT. NOTES DUE FEBRUARY 2027

"THAT this Meeting of the holders (together, the "Noteholders") of the presently outstanding €700,000,000 1.125 per cent. Notes due February 2027 (the "Notes") of Unilever N.V. (the "Issuer", which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the "Guarantors"), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the "Trust Deed") and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the "Trustee"):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as "issuer" of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the "Issuer Substitution"), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 8 February 2018 (the "Conditions") and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule I of the Notice of Original Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule I of the Notice of Original Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Original Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

"Common Draft Terms of Merger" means the common draft terms of merger made by the boards of the Issuer and PLC;

"Consent Solicitation" means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

"Consent Solicitation Memorandum" means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

"Cross-Border Merger" means the cross-border merger between PLC and the Issuer carried out as a "merger by absorption" for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

"Default" has the meaning given to such term in the Conditions;

"New Bond Sub" means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

"Notice of Adjourned Meetings" means the notice dated 22 July 2020 convening this meeting of the Noteholders;

"Notice of Original Meetings" means the notice dated 26 June 2020 convening the meeting of the Noteholders held on 22 July 2020;

"NV Demerger" means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

"NV Demerger Effective Date" means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

"PLC" means Unilever PLC;

"Shareholder Resolutions" means the resolutions of the Issuer's shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

"Unification" means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

"Unilever Group" means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts)."

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €650,000,000 0.500 PER CENT. BONDS DUE JANUARY 2025

"THAT this Meeting of the holders (together, the "Noteholders") of the presently outstanding €650,000,000 0.500 per cent. Bonds due January 2025 (the "Notes") of Unilever N.V. (the "Issuer", which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the "Guarantors"), issued with the benefit of a trust deed dated 4 September 2018 (the "Trust Deed") and made between, inter alia, the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the "Trustee"):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as "issuer" of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the "Issuer Substitution"), (ii) the modification of (a) the terms and conditions of the Notes, as set out in Schedule 1 to the Trust Deed (the "Conditions") and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule III of the Notice of Original Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule III of the Notice of Original Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Original Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

"Common Draft Terms of Merger" means the common draft terms of merger made by the boards of the Issuer and PLC;

"Consent Solicitation" means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

"Consent Solicitation Memorandum" means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

"Cross-Border Merger" means the cross-border merger between PLC and the Issuer carried out as a "merger by absorption" for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

"Default" has the meaning given to such term in the Conditions;

"New Bond Sub" means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

"Notice of Adjourned Meetings" means the notice dated 22 July 2020 convening this meeting of the Noteholders;

"Notice of Original Meetings" means the notice dated 26 June 2020 convening the meeting of the Noteholders held on 22 July 2020;

"NV Demerger" means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

"NV Demerger Effective Date" means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

"PLC" means Unilever PLC;

"Shareholder Resolutions" means the resolutions of the Issuer's shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

"Unification" means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

"Unilever Group" means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts)."

Background

The Issuer has convened the Adjourned Meetings for the purpose of enabling the holders of Notes of each Series to consider and resolve, if they think fit, to pass the Extraordinary Resolution proposed in relation to the Notes of the relevant Series.

On 11 June 2020, Unilever announced plans to unify its Group legal structure under a single parent company, PLC, creating a simpler company, with greater strategic flexibility, that is better positioned for future success.

It is proposed that Unification will be implemented through the Cross-Border Merger, as a result of which PLC will become the single parent company of the Unilever Group.

Prior to the implementation of Unification, New Bond Sub will be incorporated pursuant to the NV Demerger, which will become effective shortly before the Cross-Border Merger becomes effective. New Bond Sub will be a finance company established for the purpose of raising debt for the Unilever Group and will conduct no business operations and will have no subsidiaries of its own. As part of the NV Demerger, the NV Notes will become obligations of New Bond Sub.

In conjunction with Unification, Unilever intends to seek approval from the relevant Noteholders of the proposed amendments set out in this Notice of Adjourned Meetings (the "Proposed Amendments"). Unilever is seeking approval by the Noteholders of (i) the substitution of New Bond Sub in place of NV as issuer of the Notes, with the existing guarantees from PLC and UNUS remaining in force, (ii) such other consequential amendments to the relevant Conditions as set out in this Notice of Adjourned Meetings and in the Notice of Original Meetings in order to facilitate such substitution, and (iii) the waiver of any event of default that has arisen or would otherwise arise in respect of the relevant Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Cross-Border Merger or the Issuer Substitution.

The Issuer Substitution will be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to the applicable Supplemental Trust Deed. The other Proposed Amendments will be implemented pursuant to Supplemental Trust Deeds, the forms of which are set out in Schedules I, II and III to the Notice of Original Meetings, subject to satisfaction of the conditions listed in paragraph 7 of the relevant Extraordinary Resolution set out above, which include the occurrence of the NV Demerger Effective Date.

The implementation of the waivers referred to paragraph 1 of the relevant Extraordinary Resolution set out above is subject only to the passing of the relevant Extraordinary Resolution set out above. The form of the waiver letter pursuant to which such waivers will be implemented is set out in Schedule IV to the Notice of Original Meetings.

Following Unification, the Unilever Group will produce a set of consolidated accounts for PLC and its subsidiaries (the "Consolidated Accounts"). Each of PLC and New Bond Sub will produce standalone entity financial statements (the "Entity Accounts"), which are not consolidated accounts. The Entity Accounts together with the Consolidated Accounts are referred to as the "Accounts".

It is intended that new debt issued pursuant to Unilever's European debt issuance programme will have (i) New Bond Sub or PLC as issuer and (ii) the benefit of guarantees by PLC and UNUS (in the case of new debt issued by New Bond Sub) or by UNUS only (in the case of new debt issued by PLC). For the avoidance of doubt, Unilever Capital Corporation will remain issuer in respect of notes currently outstanding from Unilever's SEC-registered shelf.

Consent Solicitations

The Issuer has invited eligible holders of the Notes of each Series (each such invitation a "Consent Solicitation") to consent to the approval, by Extraordinary Resolution at the relevant Adjourned Meeting, of the modification of the Conditions relating to the relevant Series and certain other matters as described in paragraph 1 of the relevant Extraordinary Resolution as set out above, all as further described in the Consent Solicitation Memorandum (as defined in paragraph 8 of the Extraordinary Resolutions set out above).

Noteholders may obtain a copy of the Consent Solicitation Memorandum from the Tabulation Agent, the contact details for which are set out below. In order to receive a copy of the Consent Solicitation Memorandum, a Noteholder will be required to provide confirmation as to his or her status as a Noteholder.

General

Copies of (i) the relevant Trust Deed (as amended, restated and/or supplemented as at the issue date of each Series of Notes); and (ii) the current draft of the supplemental trust deeds, supplemental agency agreements and the waiver letter as referred to in each Extraordinary Resolution set out above are also available for inspection by Noteholders (a) on and from the date of this Notice of Adjourned Meetings up to and including the date of the Adjourned Meetings, at the specified offices of the Tabulation Agent during normal business hours on any week day (Saturdays, Sundays and public holidays excepted) up to and including the date of the Adjourned Meetings and (b) at the Adjourned Meetings and via videoconference for 15 minutes before the Adjourned Meetings. Any revised version of the relevant draft supplemental trust deed, the relevant supplemental agency agreement and the waiver letter will be made available as described above and marked to indicate changes to the draft made available on the date of this Notice of Adjourned Meetings, and will supersede the previous draft of the relevant document and Noteholders will be deemed to have notice of any such changes.

The attention of Noteholders is particularly drawn to the procedures for voting, quorum and other requirements for the passing of the Extraordinary Resolutions at the Adjourned Meetings, which are set out in "Voting and Quorum" below. Having regard to such requirements, Noteholders are strongly urged either to attend via videoconference the relevant Adjourned Meeting or to take steps to be represented at the relevant Adjourned Meeting (including by way of submitting Consent Instructions) as soon as possible.

Interpretation

As used in this Notice of Adjourned Meetings:

"2016 Trust Deed" means the trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 made between, inter alia, NV, PLC and the Trustee;

"2025 Bonds Trust Deed" means the trust deed dated 4 September 2018 made between, inter alia, NV, PLC and the Trustee;

"Applicable Trust Deed" means the 2016 Trust Deed or the 2025 Bonds Trust Deed (as the case may be);

"DIP Notes" means the Series of Notes issued pursuant to the Programme by NV, as listed on the table on the front page of this Notice of Adjourned Meetings under the heading DIP Notes;

"Programme" means the U.S.$15,000,000,000 Debt Issuance Programme of NV and PLC;

"Standalone Notes" means the Series of Notes issued on a standalone basis by NV, as listed in the table on the front page of this Notice of Adjourned Meetings under the heading Standalone Notes; and

"Trustee" means The Law Debenture Trust Corporation p.l.c.

Voting and Quorum

Noteholders who have previously submitted and have not revoked (in the limited circumstances in which revocation is permitted) a valid Consent Instruction in respect of the relevant Extraordinary Resolution by 9:30 a.m. (London time) on 20 July 2020 (the "Expiration Deadline"), by which they will have given instructions for the appointment of one or more representatives of the Tabulation Agent by the relevant Paying Agent as their proxy to vote in favour of or against (as specified in the relevant Consent Instruction) the relevant Extraordinary Resolution at the relevant Adjourned Meeting, or abstain from voting (as the case may be), need take no further action to be represented at the relevant Adjourned Meeting.

Noteholders who have not submitted or have submitted and subsequently revoked (in the limited circumstances in which such revocation is permitted) a Consent Instruction in respect of the relevant Extraordinary Resolution should take note of the provisions set out below detailing how such Noteholders can attend (via videoconference) or take steps to be represented at the relevant Adjourned Meeting.

1.
Subject as set out below, the provisions governing the convening and holding of each Adjourned Meeting are set out, in the case of the DIP Notes, in The Eighth Schedule to the Applicable Trust Deed and, in the case of the Standalone Notes, in Schedule 3 to the Applicable Trust Deed, copies of which are available from the date of this Notice of Adjourned Meetings to the conclusion of the Adjourned Meetings as referred to above. For the purposes of the Adjourned Meetings, a "Noteholder" means a Direct Participant (as defined below).

2.
All of the Notes are represented by global Notes held by a common safekeeper for Euroclear and/or Clearstream, Luxembourg. For the purposes of this Notice of Adjourned Meetings, a "Direct Participant" means each person who is for the time being shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a particular principal amount of the Notes.

A Direct Participant or beneficial owner of Notes wishing to attend (via videoconference) the relevant Adjourned Meeting in person must produce at the relevant Adjourned Meeting a valid voting certificate or certificates issued by a Paying Agent relating to the Notes in respect of which it wishes to vote. The Adjourned Meetings will be held via videoconference. Noteholders wishing to attend the videoconference in respect of the relevant Adjourned Meeting may obtain dial-in details for the relevant Adjourned Meeting from the Tabulation Agent using the notice details set out below, upon the Tabulation Agent being satisfied that any Noteholder requesting the same has provided evidence of their holdings of the relevant Series of Notes.

A Direct Participant or beneficial owner of Notes not wishing to attend and vote at the relevant Adjourned Meeting in person may, to the extent that it has not already done so, either deliver its valid voting certificate(s) to the person whom it wishes to attend (via videoconference) on its behalf or the Direct Participant may (or the beneficial owner of the Notes may arrange for the relevant Direct Participant on its behalf to) give a voting instruction (by giving voting and blocking instructions to Euroclear or Clearstream, Luxembourg (a "Euroclear/Clearstream Instruction") in accordance with the procedures of Euroclear or Clearstream, Luxembourg) requiring a Paying Agent to include the votes attributable to its Notes in a block voting instruction issued by the Paying Agent for the relevant Adjourned Meeting, in which case the Paying Agent shall appoint a proxy to attend (via videoconference) and vote at such Adjourned Meeting in accordance with such Direct Participant's instructions.

A Direct Participant must request the relevant clearing system to block the relevant Notes in its account and to hold the same to the order or under the control of the relevant Paying Agent not later than 48 hours before the time appointed for holding the relevant Adjourned Meeting in order to obtain voting certificates or give voting instructions in respect of such Adjourned Meeting. In the case of Euroclear/Clearstream Instructions, such blocking instructions are part of the electronic instructions that must be given. Notes so blocked will not be released until the earlier of:

(i)
the conclusion of the relevant Adjourned Meeting; and

(ii)

(A)
in respect of voting certificate(s), the surrender to the relevant Paying Agent of such voting certificate(s) and notification by the relevant Paying Agent to the relevant clearing system of such surrender or the compliance in such any other manner with the rules of the relevant clearing system relating to such surrender; or

(B)
in respect of voting instructions, not less than 48 hours before the time for which the relevant Adjourned Meeting is convened, the notification in writing of any revocation of a Direct Participant's previous instructions to the relevant Paying Agent and the same then being notified in writing by the relevant Paying Agent to the Issuer at least 24 hours before the time appointed for holding the relevant Adjourned Meeting and such Notes ceasing in accordance with the procedures of the relevant clearing system and with the agreement of the relevant Paying Agent to be held to its order or under its control.

Noteholders should note that voting instructions (unless validly revoked) given and voting certificates obtained prior to the date of this Notice of Adjourned Meetings in respect of an Adjourned Meeting shall remain valid for the relevant Adjourned Meeting.

3.
The quorum required at the Adjourned Meetings is shown in the table below.

DIP Notes	Two or more persons present and holding or representing in aggregate any principal amount of the relevant Series of DIP Notes for the time being outstanding
Standalone Notes	Two or more Noteholders or agents (each as defined in the Applicable Trust Deed) present in person representing 33 per cent. in principal amount of the relevant Series for the time being outstanding

4.
If a quorum is not present (i) in respect of the DIP Notes, within 30 minutes and (ii) in respect of the Standalone Notes, within 15 minutes, after the time appointed for the relevant Adjourned Meeting, such Adjourned Meeting shall be dissolved. Every question submitted to an Adjourned Meeting shall be decided in the first instance by a show of hands.

Unless a poll is (before or at the time that the result on a show of hands is declared) demanded by the Chairman, the Issuer, any Guarantor or any Noteholder present or proxy or representative holding not less than (i) in respect of the DIP Notes, one-fiftieth of the principal amount of the Notes of the relevant Series for the time being outstanding, and (ii) in respect of the Standalone Notes, two per cent. of the relevant Series of Standalone Notes, a declaration by the Chairman that a resolution has been carried or carried by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the relevant Extraordinary Resolution.

At each Adjourned Meeting (a) on a show of hands every person who is present in person and produces a voting certificate or is a proxy or representative shall have one vote and (b) on a poll every person who is so present shall have (x) in the case of DIP Notes, one vote in respect of each EUR/GBP 1 (as applicable) in principal amount of the outstanding Notes of the relevant Series so represented by the voting certificate or in respect of which that person is a proxy or representative or (y) in the case of the Standalone Notes, one vote in respect of each EUR 1,000 in principal amount of the outstanding Notes of the relevant Series so represented by the voting certificate or in respect of which that person is a proxy or representative.

5.
To be passed at the relevant Adjourned Meeting, an Extraordinary Resolution requires a majority in favour consisting of not less than three-fourths of the votes cast. If passed, an Extraordinary Resolution will be binding on all Noteholders of the relevant Series, whether or not present at the relevant Adjourned Meeting and whether or not voting.

This Notice of Adjourned Meetings is given by Unilever N.V..

Noteholders should contact the following for further information:

The Solicitation Agents

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Telephone:        +44 20 7545 8011
Attention:          Liability Management Group

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

Telephone:         +44 20 7992 6237
Attention:           Liability Management Group
email:                 LM_EMEA@hsbc.com

UBS AG London Branch
5 Broadgate
London EC2M 2QS
United Kingdom

Telephone:         +44 20 7158 1121
Attention:           Liability Management Group
email:                 ol-liabilitymanagement-eu@ubs.com

Tabulation Agent
Lucid Issuer Services Limited (Attention: Paul Kamminga, Telephone: +44 20 7704 0880, Email: unilever@lucid-is.com)

Dated: 22 July 2020

DISCLAIMER This Notice of Adjourned Meetings must be read in conjunction with the Consent Solicitation Memorandum. This Notice of Adjourned Meetings and the Consent Solicitation Memorandum contain important information which should be read carefully before any decision is made with respect to the relevant Proposed Amendments. If any Noteholder is in any doubt as to the action it should take or is unsure of the impact of the implementation of the relevant Proposed Amendments or the relevant Extraordinary Resolution to be proposed at the relevant Adjourned Meeting, it is recommended to seek its own financial and legal advice, including as to any tax and legal consequences, from its broker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the relevant Consent Solicitation.

None of the Solicitation Agents, the Tabulation Agent, the Trustee the Issuer, nor any director, officer, employee, agent or affiliate of any such person, is acting for any Noteholder, or will be responsible to any Noteholder for providing any protections which would be afforded to its clients or for providing advice in relation to the relevant Consent Solicitation, and accordingly none of the Solicitation Agents, the Tabulation Agent, the Trustee, the Issuer, nor any director, officer, employee, agent or affiliate of, any such person makes any recommendation whether Noteholders should participate in the relevant Consent Solicitation.

Safe Harbour

This Notice of Adjourned Meetings may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group" or "Unilever"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current COVID-19 pandemic. These forward-looking statements speak only as of the date of this Notice of Adjourned Meetings. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission (the "SEC"), including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.

Important Information

This Notice of Adjourned Meetings is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Notice of Adjourned Meetings is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the "Securities Act"), or an exemption therefrom. In connection with Unification, Unilever PLC expects to issue ordinary shares (including ordinary shares represented by American Depositary Shares) to security holders of Unilever N.V. in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Unification has not been and will not be approved or disapproved by the SEC, nor has the SEC or any US state securities commission passed upon the merits or fairness of Unification. Any representation to the contrary is a criminal offence in the United States.

The release, publication or distribution of this Notice of Adjourned Meetings in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this Notice of Adjourned Meetings is released, published or distributed should inform themselves about and observe such restrictions.

No solicitation will be made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

This Notice of Adjourned Meetings does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Regulation (EU) 2017/1129.

[1]    Notes of any Series which are held by or on behalf of the Issuer, the Guarantors or any Group Company (as defined in the Applicable Trust Deed), in each case as beneficial owner, are deemed not to be outstanding.

[2]    The Applicable Time will be as set out in this column or as soon as possible thereafter as the immediately preceding Adjourned Meeting of Noteholders shall have been concluded.